VanEck Vectors ETF Trust

666 Third Avenue, 9th Floor

New York, New York 10017

June 16, 2016

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:	VanEck Vectors ETF Trust (the “Trust”) (File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
2,312	5/20/2016	485BXT	0001137360-16-001070
2,283	4/22/2016	485BXT	0001137360-16-001011
2,255	3/24/2016	485BXT	0001137360-16-000957
2,224	2/26/2016	485BXT	0001137360-16-000901
2,192	1/29/2016	485BXT	0001137360-16-000841
2,155	12/30/2015	485BXT	0001137360-15-000771
2,124	12/04/2015	485BXT	0001137360-15-000710
2,083	11/06/2015	485BXT	0001137360-15-000637
2,056	10/09/2015	485BXT	0001137360-15-000583
2,049	10/02/2015	485BXT	0001137360-15-000569
2,024	9/04/2015	485BXT	0001137360-15-000522
1,990	8/07/2015	485BXT	0001137360-15-000463
1,961	7/10/2015	485BXT	0001137360-15-000410
1,929	6/12/2015	485BXT	0001137360-15-000349
1,891	5/13/2015	485BXT	0001137360-15-000280
1,857	4/17/2015	485BXT	0001137360-15-000215
1,831	3/20/2015	485BXT	0001137360-15-000161
1,802	2/20/2015	485BXT	0001137360-15-000106
1,774	1/22/2015	485BXT	0001137360-15-000056
1,749	1/02/2015	485BXT	0001137360-15-000006
1,723	12/04/2014	485BXT	0001137360-14-000740
1,696	11/07/2014	485BXT	0001137360-14-000687
1,657	10/10/2014	485BXT	0001137360-14-000609

1,625	9/11/2014	485BXT	0001137360-14-000562
1,599	8/14/2014	485BXT	0001137360-14-000506
1,570	7/17/2014	485BXT	0001137360-14-000450
1,541	6/19/2014	485BXT	0001137360-14-000395
1,506	5/23/2014	485BXT	0001137360-14-000315
1,473	4/25/2014	485BXT	0001137360-14-000247
1,441	3/28/2014	485BXT	0001137360-14-000177
1,404	2/28/2014	485BXT	0001137360-14-000109
1,377	1/31/2014	485BXT	0001137360-14-000060
1,346	1/03/2014	485BXT	0001137360-14-000006
1,308	12/06/2013	485BXT	0001137360-13-000692
1,280	11/08/2013	485BXT	0001137360-13-000636
1,255	10/11/2013	485BXT	0001137360-13-000584
1,229	9/12/2013	485BXT	0001137360-13-000530
1,204	8/15/2013	485BXT	0001137360-13-000481
1,176	7/19/2013	485BXT	0001137360-13-000429
1,145	6/21/2013	485BXT	0001137360-13-000374
1,105	5/23/2013	485BXT	0001137360-13-000296
1,080	4/26/2013	485BXT	0001137360-13-000248
1,049	3/28/2013	485BXT	0001137360-13-000196
1,019	3/1/2013	485BXT	0001137360-13-000139
985	2/01/2013	485BXT	0001137360-13-000077
950	1/04/2013	485BXT	0001137360-13-000010
922	12/07/2012	485BXT	0001137360-12-000646
894	11/09/2012	485BXT	0001137360-12-000591
868	10/11/2012	485BXT	0001137360-12-000543
834	9/13/2012	485BXT	0001137360-12-000487
807	8/17/2012	485BXT	0001137360-12-000440
781	7/19/2012	485BXT	0001137360-12-000390
748	6/22/2012	485BXT	0001137360-12-000331
714	5/23/2012	485BXT	0001137360-12-000262
634	3/9/2012	485APOS	0000930413-12-001452

The Amendments relate to VanEck Vectors Global Chemicals ETF (f/k/a Market Vectors Global Chemicals ETF), a new series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2018. Thank you.

Best regards,

/s/ Laura I. Martinez

Laura I. Martinez

Vice President and Assistant Secretary

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